Exhibit 99.1

Voting Results of 2023 Annual General Meeting of SAI.TECH Global Corporation

On September 6, 2023, SAI.TECH Global Corporation (the “Company”) held its 2023 Annual General Meeting of shareholders virtually at www.virtualshareholdermeeting.com/SAI2023 (the “AGM”). The notice of the AGM (the “Notice of AGM”) was duly given on August 3, 2023.

The board of directors (the “Board”) of the Company is pleased to announce that all the shareholder proposals submitted for shareholder approval (the “Proposals”) as set forth in the Notice of AGM have been duly adopted at the AGM.

At the close of business on July 27, 2023, the record date for the determination of shareholders entitled to vote at the AGM (the “Record Date”), there were 14,113,299 Class A ordinary shares, each entitled to one vote, and 9,630,634 Class B ordinary shares, each entitled to 10 votes, issued and outstanding, consisting of all the voting securities of the Company.

Present, in person or by proxy, at the AGM were holders of an aggregate of 13,477,088 shares of the Company’s Class A and Class B ordinary shares (including 3,846,454 Class A ordinary shares and 9,630,634 Class B ordinary shares), representing approximately 56.76% of the Class A ordinary shares and Class B ordinary shares issued and outstanding as of the Record Date, constituting a quorum with a total of 100,152,794 votes.

The vote results in respect of the Proposals at the AGM are as follows:

Proposal No. 1. At the AGM, the vote to elect the following nominee to the Company’s Board as a Class I Director to hold office until the 2026 annual general meeting of shareholders, or until their earlier death, resignation or removal, was as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
Li Risheng	100,099,744	53,050	0	0

Proposal No. 2. At the AGM, the vote to ratify the election of the following two nominees to the Company’s Board as Class II Directors, each to hold office until the 2024 annual general meeting or until their earlier death, resignation or removal, was as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
Chen Yusen	100,101,403	51,387	4	0
Shi Yao	100,101,403	51,387	4	0

Proposal No. 3. At the AGM, the vote to ratify the election of the following two nominees to the Company’s Board as Class III Directors, each to hold office until the 2025 annual general meeting or until their earlier death, resignation or removal, was as follows:

	FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
Ge Hao	100,101,616	51,174	4	0
Zhu Jinlong	100,096,397	56,393	4	0

Proposal No. 4. At the AGM, the vote to ratify the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2022, and for the fiscal year ended December 31, 2023, was as follows:

FOR	AGAINST	ABSTAIN
100,148,429	4,361	4

Proposal No. 5. At the AGM, the vote to approve the Company’s 2023 Equity Incentive Plan was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
100,092,724	59,068	1,002	0